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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934

For the month of:  April, 2004

Commission File Number:  000-50393


                                 NEUROCHEM INC.

                        7220 Frederick-Banting, Suite 100
                              Saint-Laurent, Quebec
                                     H4S 2A1

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                                                  Yes [ ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                                                  Yes [ ] No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

                                                                  Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


                                   SIGNATURES:

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                      NEUROCHEM INC.
     April 27, 2004
                                     By:            /s/ David Skinner
                                         ---------------------------------------
                                                      David Skinner
                                                Director, Legal Affairs,
                                         General Counsel and Corporate Secretary
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                                               NEUROCHEM INC.
                                               7220 Frederick-Banting, Suite 100
[LOGO (NEUROCHEM)]                             Saint-Laurent, Qc H4S 2A1 Canada
________________________________________________________________________________


         NEUROCHEM ANNOUNCES PROMISING PHASE II RESULTS FOR CEREBRIL(TM)
           AT THE AMERICAN ACADEMY OF NEUROLOGY'S 56TH ANNUAL MEETING

                -- DATA SUPPORTS FURTHER CLINICAL DEVELOPMENT --

SAN FRANCISCO, CALIF., APRIL 27, 2004 - Neurochem Inc. (NASDAQ: NRMX; TSX: NRM) will announce today, at the American Academy of Neurology's 56th Annual Meeting, promising results from its Phase II clinical trial for Cerebril(TM), the Company's investigational product candidate for the treatment of Hemorrhagic Stroke due to Cerebral Amyloid Angiopathy (HS-CAA). The results will be presented by Steven M. Greenberg, MD, Ph.D., Associate Professor of Neurology at Harvard Medical School, Co-Director of the Neurology Clinical Trials Unit at the Massachusetts General Hospital (MGH), and principal investigator of the Cerebril(TM) Phase II clinical trial. There were no safety findings of concern in patients treated with Cerebril(TM). The pharmacokinetic profile of Cerebril(TM) has been well characterized and it was detected in the cerebrospinal fluid (CSF) of the patients, suggesting its ability to cross the blood-brain-barrier.

"These data support a good safety profile for Cerebril(TM) and provide a good basis for advancing clinical development," said Dr. Greenberg. "Developing a successful treatment for prevention of HS-CAA would be a major advance for the stroke field, where HS-CAA remains arguably the only common form of stroke without effective therapy."

"Demonstrating that Cerebril(TM) is safe in this patient population was a critical factor in our drug development strategy for Cerebril(TM)," said Denis Garceau, Ph.D., Vice President of Drug Development at Neurochem. "We are pleased to have met our primary objectives of the Phase II study as we have identified safe and well tolerated doses for our upcoming trial to investigate the efficacy of this product candidate. Cerebril(TM) represents a potential new avenue for the treatment of CAA, a major cause of Hemorrhagic Stroke. Based on these data, we intend to initiate a Phase IIb clinical trial in early 2005 designed to test Cerebril(TM) for the prevention of recurrence of stroke in patients suffering from CAA."

ABOUT THE STUDY
The U.S. Phase II clinical trial evaluated the safety, tolerability, and pharmacokinetic profile of Cerebril(TM) in HS-CAA patients who experienced lobar cerebral hemorrhage.

The trial was a multicenter, randomized, double-blind and parallel-designed study, conducted in five centers in the United States. Twenty-four CAA patients with lobar cerebral hemorrhage were randomized to receive 3 different daily doses of Cerebril(TM) (100, 200 and 300 mg) for a period of twelve weeks. The data showed no safety findings of concern based on patient's clinical laboratory tests, vital signs and electrocardiograms during follow-up physical exams. The most frequent adverse events, namely nausea and vomiting, were mild-


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                                      -2-

to-moderate at all doses tested, and transient in the patients receiving 100mg or 200mg daily of Cerebril(TM). Five patients withdrew prematurely: three because of nausea and vomiting and two because of expected complications of CAA.

In January 2003, Dr. Greenberg was awarded a grant of approximately U.S.$1 million from the National Institutes of Health in support of Neurochem's Phase II clinical trials of Cerebril(TM).

ABOUT CEREBRIL(TM)

Cerebril(TM) is a synthetic small organic molecule that has been specifically designed to modify the course of HS-CAA. By binding with the amyloid B (AB) protein, Cerebril(TM) is thought to prevent the amyloid fibrils from forming and depositing in the small and intermediate blood vessels of the brain of patients with CAA.

ABOUT HS-CAA

HS-CAA is characterized by the progressive invasion of the blood vessel walls in the brain by amyloid fibrils. The blood vessels become brittle which can lead to recurrent strokes and potentially devastating lobar hemorrhages in the brain. It is considered a major form of stroke, for which there is currently no effective treatment. While up to 80 percent of lobar hemorrhages are not fatal the first time they occur, they are frequently recurrent and carry very high morbidity and mortality rates.

ABOUT NEUROCHEM

Neurochem is focused on the development and commercialization of innovative therapeutics for neurological disorders. The Company's pipeline of proprietary, disease-modifying, oral products addresses critical, unmet medical needs. Fibrillex(TM), designated as an orphan drug and as a Fast Track Product candidate, is in a Phase II/III clinical trial for the treatment of Amyloid A Amyloidosis. Alzhemed(TM) and Cerebril(TM) have completed a Phase II clinical trial for the treatment of Alzheimer's Disease and for the prevention of Hemorrhagic Stroke caused by Cerebral Amyloid Angiopathy, respectively. For additional information on Neurochem, please visit our website at:
(www.neurochem.com).

This news release contains forward-looking statements regarding the potential for Cerebril(TM) and further development efforts. These statements are based on the current expectations of management. Drug development involves numerous risks and uncertainties, which could cause actual results to differ materially. Promising results and successes in early stage clinical trials do not ensure that later stage or larger scale clinical trials will be successful. For instance, Cerebril(TM) may not show the same benefits, results or safety profile in later stage or larger scale clinical trials. Unexpected concerns may arise during clinical trials or in the course of developing Cerebril(TM), which would delay the start of later stage or larger scale clinical trials. Additional risks and uncertainties include: the impact of general economic conditions, general conditions in the pharmaceutical industry, changes in the regulatory environment in the jurisdictions in which Neurochem does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation or otherwise. Neurochem does not undertake any obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Lise Hebert, Ph.D.
Vice President, Corporate Communications
lhebert@neurochem.com
---------------------
Tel: (514) 337-4646
Fax: (514) 337-5339